UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Commission File Number: 0-18370

CUSIP No.: 552721102

NOTIFICATION OF LATE FILING

(Check One):	[	X	]	Form 10-K	[	]	Form 20-F	[	]	Form 11-K	[	]	Form 10-Q	[	] Form 10-D
[	]	Form N-SAR	[	] Form N-CSR
For Period Ended:	January 31, 2008
[	]	Transition Report on Form 10-K	[	]	Transition Report on Form 10-Q
[	]	Transition Report on Form 20-F	[	]	Transition Report on Form N-SAR
[	]	Transition Report on Form 11-K
For the Transition Period Ended:

Read instruction (on back page before preparing form). Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I. Registrant Information

Full name of registrant:	MFRI, Inc.
Former name if applicable:

Address of principal executive office (Street and number):	7720 Lehigh Avenue
City, State and Zip Code:	Niles, Illinois 60714

Part II. Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ X ]	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III. Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant is unable to file its annual report on Form 10-K for the year ended January 31, 2008 within the prescribed time period because (i) this is the first year MFRI, Inc. (the “Company”) has been an accelerated filer and, due to inexperience, has encountered unanticipated delays in complying with the additional requirements imposed upon the Company by its new status, including the requirements for Management’s Annual Report on Internal Control Over Financial Reporting and Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting, and (ii) the Company’s determination on April 10, 2008 that certain miscalculations relating to taxes require a restatement of its interim condensed consolidated financial statements for the quarter ended October 31, 2007, as described in the Company's Current Report on Form 8-K dated April 10, 2008, has diverted critical resources from finalization of such Form 10-K, to prepare a Form 10-Q/A which must be filed before the Form 10-K.

Part IV. Other Information

(1)	Name and telephone number of person to contact in regard to this notification
Michael D. Bennett	(847)	966-1000
(Name)	(Area code)	(Telephone number)

(2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[ X ]	Yes	[	]	No

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ]	Yes	[	X	]	No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

MFRI, Inc.
(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	April 15, 2008	By: /s/ Michael D. Bennett
Name:	Michael D. Bennett
Title:	Vice President and Chief Financial Officer

Attention

Intentional misstatements or omissions of fact constitute Federal criminal violations (See U.S.C. 1001).

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